Mail Stop 4561
Via Fax (650) 385-5500

January 12, 2010

Earl E. Fry
Chief Financial Officer
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

> **Re:** **Informatica Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 8-K filed on January 29, 2009, April 23, 2009, and**
> **July 23, 2009**
> **File No. 000-50784**

Dear Mr. Fry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief